CloudCommerce™

November 29, 2018

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. William Thompson
Accounting Branch Chief

Re: CLOUDCOMMERCE, INC.
Form 10-K for the Transition Period From July 1, 2017 to December 31, 2017
Filed April 13, 2018
Form 8-K Filed August 2, 2017
Form 8-K Filed November 17, 2017
Item 9,01 Financial Statements and Exhibits, page 3
File No. 000-13215

Dear Mr. Thompson:

Please find below responses to certain questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter of comments dated October 30, 2018 relating to Company's Current Reports on Form 8-K referenced above.

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.

1. Form 8-K Filed November 17, 2017
Item 9.01 Financial Statements and Exhibits, page 6

We reviewed your response to comment 1. In measuring significance, you used financial information as of and for the period ended December 31, 2017. Pursuant to Rule 8-04(b) of Regulation S-X, significance tests should be measured using financial information from the most recently completed fiscal year prior to the acquisition. Further, we note that you used your total stockholders' equity when performing the income test. The income test requires you to compare your equity in the income from continuing operations before income taxes of the acquiree exclusive of amounts attributable to any noncontrolling interests to such consolidated income of yourself for the most recently completed fiscal year prior to the acquisition. Refer to Rule 8-04(b)(3) of Regulation S-X. Please provide us with revised significance tests. Finally, please tell us your consideration of Rule 8- 04(d) of Regulation S-X when calculating significance in light of the August 1, 2017 acquisition of Parscale Creative, Inc.

Response:

CloudCommerce™

Agreement and Plan of Merger with WebTegrity, LLC, and Parscale Digital, Inc.

On November 15, 2017, CloudCommerce, Inc., a Nevada corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with WebTegrity, LLC, a Texas limited liability company ("WebTegrity"), Kori Ashton (the "Sole Member"), and Parscale Digital, Inc., a Nevada corporation and wholly owned subsidiary of the Company ("Merger Sub"), pursuant to which WebTegrity merged with and into Merger Sub (the "Merger"). Pursuant to the terms of the Merger Agreement, the Sole Member received ten thousand (10,000) shares (the "Stock Consideration") of the Company's newly designated Series E Convertible Preferred Stock (the "Series E Preferred Stock"), with a stated value of $100 per share, in exchange for the surrender of his 100% membership interests in WebTegrity. The Articles of Merger and the Certificate of Merger were filed with the Secretary of State of the State of Nevada and the Secretary of State of the State of Texas, respectively, on November 15, 2017 (the "Effective Time") and at that time, the separate legal existence of WebTegrity ceased, and Merger Sub became the surviving company in the Merger and shall continue its corporate existence under the laws of the State of Nevada.

At the Effective Time, automatically by virtue of the Merger, each membership interest of WebTegrity issued and outstanding immediately prior to the Effective Time was converted into validly issued, fully paid and nonassessable shares of Series E Preferred Stock and the Company issued to the Sole Member 10,000 shares of its Series E Preferred Stock.

The Company first analyzed whether the acquisition constituted a business in accordance with the guidelines set forth in Regulation S-X 11-01(d) with the conclusion reached that it did constitute a business.

The Company measured the significance of the acquisition under Section 3-05 using the asset test, investment test and income test as set forth below.

In measuring significance, the Company compared the most recent pre-acquisition financial statements of WebTegrity, as of December 31, 2016, to the proforma pre-acquisition financial statements of the Company as of June 30, 2017 included in the Company's annual report on Form 10-K, plus the effect of the Parcale Creative acquisition.

Asset test

Total assets – WebTegrity as of 12/31/16:	$	77,926
Total assets (proforma) – Cloud Commerce as of 6/30/17:	$	9,473,738
		0.8%

Investment test

GAAP Purchase Price:	$	900,000
Exclude net assets transferred:	$	(30,000)
Adjusted purchase price:	$	870,000
Total assets (proforma) – CloudCommerce as of 6/30/17:	$	9,473,738

CloudCommerce™

9.2%

Income test

Total income before tax (proforma) – CloudCommerce for the year ended 6/30/17:	$	(1,767,478)
Total income before tax – WebTegrity for the year ended 12/31/16	$	89,860
		-5.1%

Based on the foregoing analysis, the Company concluded that the transaction does not exceed the significance levels in Rule 3-05 of Regulation S-X and therefore an 8-K including the financial information required by Item 9.01 of Form 8-K is not required.

The Company intends to amend its 8-K filed November 17, 2017, to remove the disclosure which indicated that the Company intended to file the item 9.01 financial information relating to the acquisition of WebTegrity.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Marcelle Balcombe, Esq., of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

/s/

Andrew Van Noy
Chief Executive Officer